Exhibit 99.4

Declaration and Payment of

Interest on Shareholders’ Equity

(Rio de Janeiro, April 19, 2005) - Aracruz Celulose S.A. (NYSE: ARA) hereby informs the American Depositary shareholders of Aracruz Celulose S.A. (“the Company”) that the Executive Board of the Company, exercising the powers granted by the Board of Directors, in accordance with the decision taken in the meeting held on April 19, 2005, has today approved the declaration and payment of Interest on Shareholders’ Equity to the total amount of R$81,000,000.00 (Eighty one million reais). This Interest on Shareholders’ Equity shall be attributed to the minimum compulsory dividend relating to the fiscal year 2005, and the individual declaration to the shareholders shall be made pursuant to the equity holdings at the close of the São Paulo stock market on April 26, 2005 (“Brazilian Record Date”).

The amount to be declared and paid as Interest on Shareholders’ Equity shall be as follows:

Each American Depositary Share, representing 10 preferred shares of class”B”, shall be entitled to the gross amount of R$0.8187294814. Due to the current floating exchange rate, the Company cannot predict any specific exchange rate for the conversion of the amount to be paid into U.S. Dollars at the time of payment thereof.

1 - The amounts declared as Interest on Shareholders’ Equity are subject to 15%  Withholding Tax,

2 -  The payment of Interest on Shareholders’ Equity will be made by JPMorgan Chase Bank, the Depositary, from May 20, 2005 to holders of record as of April 29, 2005.

For further information, please contact our Investor Relations Department:

Phone: (55-21) 3820 8131
Fax: (55-21) 3820 8275
E-mail: invest@aracruz.com.br